

June 12, 2013

Via E-mail
Gregory J. Hayes
Senior Vice President and Chief Financial Officer
United Technologies Corporation
One Financial Plaza
Hartford, CT 06103

     Re: United Technologies Corporation
            Form 10-K for Fiscal Year Ended December 31, 2012
            Filed February 7, 2013
            File No. 001-00812
            Response dated May 17, 2013

Dear Mr. Hayes:

     We have reviewed your response letter dated May 17, 2013 and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosures.

     Please respond to this letter within ten business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to the comment, we may have additional comments.

Exhibit 13

Notes to Consolidated Financial Statements

Note 2: Business Acquisitions, Dispositions, Goodwill and Intangible Assets

Preliminary Allocation of Consideration Transferred to Net Assets Acquired, page 42

1. Refer to your response to our prior comment 3. You state that two of the five programs identified as having net negative cash flows over the entire forecasted development and original manufacturing period became intercompany contracts in connection with the acquisition. You state that these two contracts were excluded from the acquired asset and assumed liability analysis as any intercompany relationships generally do not meet the definition of a contractual, legal or separable asset or liability. Please explain to us your consideration of ASC 805-10-25-20 and 21a and 805-10-55-20 through 23 in regard to

settlement of preexisting relationships as it concerns these two programs. In your explanation, tell us the nature of these two programs, the undiscounted amount of estimated revenues and costs associated with each program and your accounting treatment for each program.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief